UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2007

Commission File Number 001-09178

KOOR INDUSTRIES LTD.

 (Translation of registrant's name into English)

Azrieli Center 3, Triangle Tower - 43rd Floor, Tel Aviv 67023, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F [X]	FORM 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [X]	NO __

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

KOOR INDUSTRIES LTD.

/s/          Shlomo Heller
By:         Shlomo Heller
Title:      General Counsel and Corporate Secretary

Dated:  November 20, 2007

DESCRIPTION	EXHIBIT
A. Koor Industries Ltd. Material changes and new items that have occurred in the Corporation’s business – Part 1	99-1
B. Koor Industries Ltd. Directors’ Report For the First Nine Months and Third Quarter of 2007	99-2
C. Koor Industries Limited (An Israeli Corporation) Consolidated Interim Financial Statements as at September 30, 2007 (Unaudited).	99-3
D. Makhteshim-Agan Industries Ltd. Interim Consolidated financial Statements as at September 30, 2007 (Unaudited)	99-4